SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                  MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS to Acquire Telecom Expense Management Assets of TelSoft Solutions, Inc. dated July 26, 2006.




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                                                                          ITEM 1


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Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS to Acquire Telecom Expense Management Assets of TelSoft Solutions, Inc.

Wednesday July 26, 8:00 am ET

Expands MTS' Line of Telecommunications Expense Management Products Into New Market Segment and Broadens Customer Base

RA'ANANA, Israel and FAIR LAWN, New Jersey, July 26 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management and customer care & billing solutions, has signed a definitive agreement to acquire the telecom expense management and call accounting software assets of TelSoft Solutions, Inc. of Glendale, California. The acquisition will expand MTS' TEM (Telecommunications Expense Management) solution.

Under the terms of the agreement, MTS will acquire certain assets of TelSoft and assume certain enumerated liabilities. MTS will pay TelSoft $1.1 million in cash plus earn-out payments based on revenue milestones for the 12 month period following the acquisition. The acquisition is expected to be completed on July 31, 2006.

"This acquisition is in line with our business objectives and delivers on our strategy to improve our market position, accelerate growth and profitability and as a result enhance shareholder value," said Eytan Bar, President and CEO of MTS. "We believe that the expansion of our installed customer base will accelerate the growth of MTS' TEM (Telecommunications Expense Management) solution. The acquisition of TelSoft increases our U.S. market share and secures Telsoft's commitment to its customers to provide advanced TEM solutions and a comprehensive product roadmap, above all." Bar added.

About TelSoft

TelSoft Solutions, Inc. is a California-based privately held corporation located in the financial district of Glendale, California. Since 1985, TelSoft has been providing call accounting and telecom billing services to organizations with as few as 100 stations to large multi-location companies exceeding 100,000 employees. TelSoft enjoys meeting the challenges presented by their clients, many of whom have unique telecom expense management needs.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.




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Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:
    Shlomi Hagai,
    Corporate COO & CFO,
    Tel: +972-9-762-1733,
    Email: shlomi.hagai@mtsint.com.

    Ronit Weiner,
    Communications Managing Director,
    Tel: +972-54-666-4737,
    Email: ronit.weiner@mtsint.com





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                    (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: July 26, 2006